EXHIBIT 99.2
                                                                    ------------

November 20, 2001


Mr. Michael J. Downey
Chairman
The Asia Pacific Fund, Inc.
190 Linden Oaks Drive
Rochester, NY 14625


Dear Mr. Downey,

With reference to earlier correspondence, we write again to express our concern regarding the substantial and persistent discount to net asset value at which the shares of the Fund trade. We also feel compelled to write to you this letter in order to address two additional issues that, in our opinion, undermine the confidence of shareholders: (1) the overly optimistic view held by the Board concerning the ability of the markets to permanently narrow the discount to NAV, despite the persistent discount over the last several years, and (2) the lack of responsiveness by the Board to the concerns of the shareholders.

We have, on several occasions, expressed to the Board our view that it has not taken actions to adequately address over the long-term the substantial and persistent discount to NAV at which the Funds shares trade. As you know, the Fund's shares have traded at a discount to NAV in excess of 18% for several years. In May 2000, concerns over the increasing discount finally prompted the Fund to announce a program to repurchase shares of the Fund "at such times and in such amounts as Fund management believes will further these objectives." Following this announcement, between May 2000 and September 2000, the Fund repurchased an aggregate of 701,000 shares. Nevertheless, the shares traded at a discount to NAV of 25.8% as of September 29, 2000.

On September 18, 2000, with the shares trading at a discount of 25.6% to the NAV of $12.35 (as of September 15, 2000), the Fund announced a tender offer to be conducted in the fourth quarter of 2000 for a total of 2,731,280 shares (15% of the Fund's total outstanding shares at the commencement of the offer). It also stated its intention to conduct two additional tender offers in the future, if during the thirteen-week measurement periods ending on the last Friday in August 2001 and 2002 the shares of the Fund trade at an average weekly discount of greater than 15%. According to the Fund, these additional tender offers would be for at least 10% of the Fund's total outstanding shares as of the commencement of the offer. The 2000 tender offer was completed on December 19, 2000 with a total of 8,413,664 shares (46.21% of the then
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outstanding shares) being tendered to the Fund. Notwithstanding this tender offer, the discount to NAV at which the shares traded increased to 26.3% as of December 29, 2000, and at March 30, 2001, the shares traded at a discount to NAV of 21.8%. Accordingly, it is clear that this action, together with the May 2000 share repurchase program, did not result in a permanent narrowing of the discount, were therefore unsuccessful, and did not achieve the objectives intended by the Board.

We would also like to point out our concern over the consistent overly optimistic view held by the Board and delivered to the shareholders regarding the positive outlook for the Asian equity markets and their supposed ability to solve the discount to NAV problem affecting the Fund. The late timing and minor size of the buy-backs and tender offers made by the Fund during 2000 and 2001 has confirmed our perception and increased our concern. Let us provide you with some examples:

1. In the Letter to Shareholders contained in the 1996 Annual Report, the Fund stated "In summary, one or more of the following should alleviate the discount at which the Fund's shares are trading relative to net asset value: the maintenance of strong performance on an absolute and a relative basis; a resurgence of investor interest in closed-end funds; and a reasonable expectation that emerging markets will significantly outperform the U.S. domestic market."

2. In the 1997 Annual Report, the Chairman of the Board assured to Shareholders "that your Board is monitoring the discount closely and, although I do believe it to be primarily related to investment performance in the region, we continue to search for ways to lower the discount that are in the interest of all shareholders. Recent comment in the financial press indicates, however, that there may be a renewal of investor interest in closed-end funds."

3. In the 1999 Annual Report, the Chairman stated that "the recent rise in the Fund's stock price to healthier levels gives cause for encouragement and should assist the contraction of the discount. Your Directors continue to seek ways of increasing Shareholder value and are pleased with the steady progress of the investor relations program."

4. In the 2000 Annual Report, the message to Shareholders stated that "at recent [discount] levels of 30%, your Board considers this to be contrary to shareholders' interest and hence untenable. Therefore, your Board announced a share buyback program after it's recent meeting on May 10 and is confident that, going forward, this will provide an opportunity to enhance shareholder value." In addition, in July 2000 you represented to us personally that the Board was uncomfortable with the 30% discount level but that the Board hoped that supply and demand would take care of the discount over time and that the market would see better days and turn the discount around.
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Given the persistence of the substantial discount to NAV, we do not believe that it is appropriate for the Board to be relying on the markets for a solution. In addition, we believe that it is incredulous to establish a threshold for conducting minor self-tenders at a discount to NAV of 15%, which clearly suggests that the Board believes that a persistent discount of just under 15% is acceptable to the shareholders. Instead of small self-tenders designed to keep the discount under 15% (with no evidence that they have been successful), we believe that a proper solution requires a significantly more active policy on the matter than that put in place by the Board. Although emerging markets may have not been helpful in recent periods, it seems obvious that the large and persistent discount has resulted from an over supply of shares created by the various and sizable rights offerings conducted by the Fund in the early and mid-1990s. Accordingly, we expressed our views to the Fund's management that an appropriate course of action to reduce the discount and genuinely enhance shareholder value would be to reverse that expansionary program through a sizable and concrete buyback program. We stressed that the trigger for such action should come from the Board, not the market. After all, when the Fund was launched the Board issued shares at NAV. To our disappointment, the Fund has not implemented such a course of action.

We also would like to express our concern as a shareholder of the Fund over the Board's unwillingness to listen to the views of shareholders and shareholder sentiment. Although the Board purports to consider the opinions of shareholders, we believe the evidence demonstrates that the Board in fact has not adhered to its commitment to listen, as the following examples illustrate.

1. In July 2000, as a result of concerns over the discount, a proposal was made at the 2000 annual meeting of shareholders recommending that the Board take action to liquidate the Fund. This proposal was approved by the shareholders by nearly a two-to-one margin of votes present at the meeting (with the votes in favor of such proposal representing approximately 23.5% of the total outstanding shares). The Board strongly opposed this proposal, stating that it was not "in the best overall interests of stockholders." Notwithstanding the fact that the affirmative vote of 23.5% of the total outstanding shares did not necessarily mean a positive expression of a majority of all outstanding shares, it was nonetheless an obvious demonstration of the concern over the discount by those shareholders who voted at the meeting. The lack of any meaningful action by the Board in response to the approval of this proposal illustrates a clear disregard by the Board of shareholder sentiment.

2. In connection with the 2001 annual meeting, certain significant shareholders of the Fund, including City of London, were given an opportunity to express their views concerning the discount to certain members of the Fund's management and adviser, including yourself and Mr. Watt of Baring Asset Management (Asia) Limited. At that time, we expressed our
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       frustration with what we perceived as the lack of effort on the part of the Board to propose or take meaningful actions that might adequately address the ever-increasing discount. In expressing our views, we noted that there did not appear to be a significant level of concern on the part of the Board in regard to the discount, as evidenced by the fact that the Board would purport to review the discount, yet always was willing to rely on the markets to reduce or eliminate it.

3. At the 2001 annual meeting of shareholders of the Fund, a shareholder of the Fund submitted a proposal seeking to terminate the investment management agreement between the Fund and Baring Asset Management and recommended that the Board only propose as a replacement adviser an investment manager having a firm commitment to promptly realize NAV for the shareholders. In addition, another shareholder submitted a proposal recommending the adoption of a bylaw that would require the investment management agreement to be submitted to the shareholders for their approval in 2002 and every year thereafter. We believe that these proposals, like the proposal made at the 2000 annual meeting, were a result of increasing frustration by our fellow shareholders at the Board's failure to take actions aimed at reducing the discount to NAV and enhancing shareholder value.

4. On July 26, 2001, we met with you to discuss our concern over the large discount at which the Fund shares traded and the proposals submitted by other stockholders. During that meeting you stated that the existing Board was responsive to the creation of shareholder value, was aware of the need to have a constructive and open dialogue with shareholders, would not undermine the rights of shareholders and was not driven by self interest. We then expressed our view that one method for reducing the discount would be a tender to reduce the outstanding shares of the Fund to a number close to the Fund's original size of approximately 8.65 million shares. We informed you of our belief that this action would, in a more meaningful manner, address the problem of over supply of the Fund's shares resulting from the various rights offerings conducted in the early and mid-1990s. In addition, we expressed our belief that the Board had not appropriately addressed the discount by authorizing minor buybacks after several years of authorizing substantial rights offerings.

5. On July 25, 2001, Analytical Asset Management circulated a letter to the shareholders of the Fund. The views articulated by Analytical Asset Management in this letter concerning the many obstacles that a shareholder faces when trying to propose nominees to the Board of the Fund seem to be in conflict with your representation at our July 26, 2001 meeting that the Board would not undermine the rights of shareholders.

6. On August 7, 2001, we again spoke with you to express our views with respect to the various proposals that were submitted to the shareholders. During these conversations and in our letter to you dated August 7, 2001, we indicated our intention to vote against all of the directors proposed for re-election by the Board because of their lack of independence, to vote
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       against the proposal to terminate the Baring investment management agreement and to vote in favor of the proposal recommending the adoption of a bylaw that would require the investment management agreement to be submitted to the shareholders for their approval in 2002 and every year thereafter. In our August 7th letter, we again expressed our views concerning the substantial and persistent discount to NAV at which the shares were then trading. At that time, we believed that it would not be appropriate to penalize Baring for the share price of the Fund in the manner suggested by the shareholder proposing to terminate the investment management agreement. At the same time, however, we stated that shareholders should have the right to approve annually the investment management agreement because the shareholders need to feel that they have some degree of protection if they believe that the Board is not acting impartially. As you know, although the first of these two proposals was defeated, the second was approved by the shareholders. To our knowledge, however, the Board has not acted on the recommendation of the shareholders set forth in the second resolution nor has it taken any of the actions that we have expressed in our communications with you.

We believe the vast majority of our fellow shareholders share our extreme frustration with the lack of tangible evidence of your willingness to address the substantial and persistent discount to NAV and to enhance shareholder value through whatever means necessary. We strongly urge you to openly and publicly commit to your shareholders to take immediate action to reduce the discount, with no prejudice for or against any option (e.g., open-ending (including by way of merger), substantial tender, liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.). The time has come to put the shareholders' wishes and interests first.

Sincerely,




J. Martin Garzaron
Fund Manager